SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                IVAX CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $.10 per Share
                         (Title of Class of Securities)

                                    46582310
                                 (CUSIP Number)

                              Milan A. Sawdei, Esq.
                           Bergen Brunswig Corporation
                             4000 Metropolitan Drive
                            Orange, California 92668
                            Telephone: (714) 385-4000
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                           John A. Marzulli, Jr., Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                November 10, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. 4652310

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
              Bergen Brunswig Corporation
              I.R.S. Identification No. 22-1444512

(2)  Check the Appropriate Box if a Member of Group (See Instructions)

|_|  (a)

|_|  (b)

(3)  SEC Use Only


(4)  Sources of Funds (See Instructions) Not Applicable.*


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)  Citizenship or Place of Organization  New Jersey


     Number of         (7)      Sole Voting Power
     Shares
     Beneficially      (8)      Shared Voting Power 15,134,384**
     Owned by
     Each              (9)      Sole Dispositive Power 30,177,342**
     Reporting
     Person            (10)     Shared Dispositive Power
     With

    (11) Aggregate Amount Beneficially Owned by Each Reporting Person
               45,311,726

    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    (13) Percent of Class Represented by Amount in Row (11)
               29.9%*

    (14) Type of Reporting Person (See Instructions)  CO

------------ule 13D
*   See Item 3 below.
**  See Item 5 below.

Item 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.10 per share (the "Common Stock"), of IVAX Corporation, a Florida corporation (the "Issuer"), with its principal executive offices located at 4400 Biscayne Boulevard, Miami, Florida 33137.

Item 2.  Identity and Background.

         This Statement is being filed by Bergen Brunswig Corporation, a New Jersey corporation (the "Reporting Person").

         The Reporting Person has its principal executive offices at 4000 Metropolitan Drive, Orange, California 92868. The Reporting Person is a diversified drug and healthcare distribution organization.

         The directors and executive officers of the Reporting Person are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

                  (i)   name;

                  (ii)  business address (or residence address where indicated);

                  (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

All of the directors and executive officers of the Reporting Person are citizens of the United States.

         During the last five years, neither the Reporting Person nor any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         This Statement relates to (i) an option granted to the Reporting Person by the Issuer to purchase shares of Common Stock from the Issuer (the "IVAX Stock Option"), as described in Item 4 below and (ii) an agreement by Frost-Nevada,

Limited Partnership and Dr. Phillip Frost, Chairman and Chief Executive Officer of the Issuer, to vote shares of Common Stock held by them in favor of the Merger (as defined below) and against any competing transaction for a one-year period following termination of the Agreement and Plan of Merger, dated as of November 10, 1996 (the "Merger Agreement"), among BBI Healthcare Corporation ("BBI"), the Issuer, the Reporting Person, BBI-I Sub, Inc. and BBI-B Sub, Inc. under certain circumstances, as described in Item 4 below.

         The IVAX Stock Option entitles the Reporting Person to purchase up to 30,177,342 shares of Common Stock under the circumstances specified in the Stock Option Agreement, dated as of November 10, 1996, between the Reporting Person and the Issuer (the "IVAX Stock Option Agreement"), for a purchase price of $12.375 per share (the "IVAX Option Price"). In lieu of receiving shares of Common Stock, the Reporting Person may elect to receive in cash the difference between the IVAX Option Price and the greater of (i) the price per share of Common Stock paid in a Competing Transaction (as defined below) or (ii) the closing price per share of Common Stock on the last trading day prior to the Reporting Person exercising its right to receive such payment (such difference being referred to herein as the "IVAX Spread"). If the Issuer shall not have consummated a Competing Transaction at the time such payment is due, the Issuer may elect to pay the IVAX Spread in Common Stock.

         The Reporting Person, Frost-Nevada, Limited Partnership and Dr. Phillip Frost have entered into a Voting Agreement, dated as of November 10, 1996 (the "IVAX Voting Agreement"), pursuant to which Frost-Nevada, Limited Partnership and Dr. Frost, together owning approximately 12.5% of the outstanding shares of Common Stock, have agreed to vote the shares of Common Stock held by them in favor of the Merger and against any competing transaction for a one-year period following termination of the Merger Agreement under certain circumstances.

Item 4.  Purpose of Transaction.

         The IVAX Stock Option was granted by the Issuer to the Reporting Person as an inducement to the Reporting Person to enter into the Merger Agreement. Pursuant to the Merger Agreement and subject to the conditions set forth therein (including approval by the shareholders of each of the Issuer and the Reporting Person), BBI-I Sub, Inc., a wholly owned subsidiary of BBI, will merge with and into the Issuer, and BBI-B Sub, Inc., a wholly owned subsidiary of BBI, will merge with and into the Reporting Person (the "Mergers"), with each share of Common Stock (other than those owned by the Reporting Person or any wholly owned subsidiary of the Issuer or the Reporting Person) being converted into the right to receive 0.4200 of a share of common stock, par value $.01 per share of BBI ("BBI Common Stock"), and each share of Class A common stock, par value $1.50 per share ("Bergen Brunswig Common Stock"), of the Reporting Person (other than those held in the treasury of the Reporting Person and those owned by the Issuer or any wholly owned subsidiary of the Issuer or the Reporting Person), being converted into the right to receive 1.0000 share of BBI Common Stock (together, the "Merger"). The Issuer and the Reporting Person will be the surviving corporations after the Merger. As a result of the Merger, the surviving corporations will be wholly owned subsidiaries of BBI.

         The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

         As an inducement to the Issuer to enter into the Merger Agreement, the Reporting Person granted to the Issuer a reciprocal option to purchase up to 9,953,076 shares of Bergen Brunswig Common Stock under the circumstances specified in the Stock Option Agreement, dated as of November 10, 1996 (the "Bergen Brunswig Stock Option Agreement"), between the Issuer and the Reporting Person, for a purchase price of $27.625 per share (the "Bergen Brunswig Option Price"). In lieu of receiving shares of Bergen Brunswig Common Stock, the Issuer may elect to receive in cash the difference between the Bergen Brunswig Option Price and the greater of (i) the price per share of Bergen Brunswig Common Stock paid in a Competing Transaction or (ii) the closing price per share of Bergen Brunswig Common Stock on the last trading day prior to the Issuer exercising its right to receive such payment (such difference being herein referred to as the "Bergen Brunswig Spread"). If the Reporting Person shall not have consummated a Competing Transaction at the time such payment is due, the Reporting Person may elect to pay the Bergen Brunswig Spread in Bergen Brunswig Common Stock.

         Subject to the conditions that the delivery of the IVAX Stock Option Shares or the Bergen Brunswig Stock Option Shares or the payment of the Bergen Brunswig Spread or the IVAX Spread, as the case may be, as the case may be, (i) would not in any material respect violate, or otherwise cause the material violation of, Section 713 of the American Stock Exchange Company Guide or Rule 12.03(c) of the New York Stock Exchange Listed Company Manual, respectively, or any material law and (ii) is not prevented or prohibited by any preliminary or permanent injunction or other order of any court of competent jurisdiction, the Reporting Person or the Issuer may exercise the IVAX Stock Option or the Bergen Brunswig Stock Option, respectively, in whole or in part, at any time and from time to time after the occurrence of an Exercise Event (as defined below) and prior to the Termination Date (as defined below).

         For purposes of the IVAX Stock Option Agreement, an "Exercise Event" will occur upon the occurrence of any event or circumstance which, pursuant to the terms of Section 8.05(b) of the Merger Agreement, entitles the Reporting Person to the payment by the Issuer of a $50 million termination fee. Under the Merger Agreement, such fee is payable if the Merger Agreement is terminated because (i) the Board of Directors of the Issuer, following receipt of advice of outside legal counsel (including the Issuer's regularly engaged outside legal counsel) that failure to so terminate would be inconsistent with its duties to its shareholders under applicable law, in good faith has withdrawn, modified or changed its recommendation of the adoption of the Merger Agreement and the Merger in a manner adverse to the Reporting Person and, on or prior to such date, any person (other than the Reporting Person) shall have made a public announcement or otherwise communicated to the Issuer and its shareholders with respect to a Competing Transaction (as defined below) that contains terms more favorable to the shareholders of the Issuer than those provided for in the Merger; (ii) at a time when a Competing Transaction with respect to the Issuer is proposed (a) the Board of Directors of the Issuer has withdrawn, modified or changed its recommendation of the Merger Agreement and the Merger in a manner adverse to the Reporting Person or has resolved to do so, (b) the Board of Directors of the Issuer has recommended to the shareholders of the Issuer a Competing Transaction or has resolved to do so or (c) a tender offer or exchange offer for 15% or more of the outstanding shares of Common Stock is commenced and the Board of Directors of the Issuer fails to recommend that the shareholders of the Issuer not accept such tender or exchange offer; or (iii) (a) the Merger Agreement and the Merger fail to receive the requisite vote for approval by the shareholders of the Issuer at the meeting of the Issuer's shareholders called to consider the Merger Agreement, (b) at the time of such failure to so approve the Merger Agreement, there shall exist or have been proposed a Competing Transaction with respect to the Issuer and (c) within 12 months thereafter, the Issuer enters into a definitive agreement with respect to any Competing Transaction or any Competing Transaction is consummated.

         For purposes of the Bergen Brunswig Stock Option Agreement, an "Exercise Event" will occur upon the occurrence of any event or circumstance which, pursuant to the terms of Section 8.05(c) of the Merger Agreement, entitles the Issuer to the payment by the Reporting Person of a $39 million termination fee. Under the Merger Agreement, such fee is payable if the Merger Agreement is terminated under circumstances with respect to the Reporting Person which are identical to those with respect to the Issuer described in the preceding paragraph.

         For purposes of the Merger Agreement, a "Competing Transaction" means any of the following involving the Reporting Person or the Issuer, as the case may be (other than the Merger): (i) a merger, consolidation, share exchange, business combination or other similar transaction, (ii) any sale, lease, exchange, transfer or other disposition of 15 percent or more of the assets of such party and its subsidiaries, taken as a whole, (iii) a tender offer or exchange offer for 15 percent or more of the outstanding voting securities of such party or (iv) any solicitation in opposition to the approval of the Merger Agreement and the Merger by either the shareholders of the Issuer or the Reporting Person, as the case may be.

         Each of the Reporting Person and the Issuer has been granted certain registration rights with respect to any shares of Common Stock or Bergen Brunswig Common Stock, as the case may be, that either the Reporting Person or the Issuer may acquire upon exercise of the IVAX Stock Option or the Bergen Brunswig Stock Option, respectively, as provided for in the IVAX Stock Option Agreement or the Bergen Brunswig Stock Option Agreement, respectively.

         Each of the IVAX Stock Option and the Bergen Brunswig Stock Option expires at the "Termination Date," which is defined in the IVAX Stock Option Agreement and the Bergen Stock Option Agreement as the first to occur of (i) the effective time of the Merger, (ii) the date which is 90 days after the occurrence of an Exercise Event or (iii) the termination of the Merger Agreement in any manner in which the Reporting Person or the Issuer, respectively, would not be entitled pursuant to Section 8.05(b) or 8.05(c), respectively, of the Merger Agreement to payment of the amount specified therein.

         The foregoing descriptions of the IVAX Stock Option Agreement and the Bergen Brunswig Stock Option Agreement are qualified in their entirety by reference to the IVAX Stock Option Agreement and the Bergen Brunswig Stock Option Agreement, copies of which are attached hereto as Exhibits 10.1 and 10.3, respectively, and incorporated by reference herein.

         Under the IVAX Voting Agreement, Frost-Nevada, Limited Partnership and Dr. Phillip Frost, together owning approximately 12.5% of the outstanding shares of Common Stock, have agreed (i) not to sell or transfer shares of Common Stock held by them and (ii) to vote such shares in favor of the Merger and against any competing transaction for a one-year period after termination of the Merger Agreement, if the Merger Agreement is terminated for a cause pursuant to which the Reporting Person is entitled to payment of the $50 million termination fee referred to above. During such one-year period, Frost-Nevada, Limited Partnership and Dr. Frost have the right to sell or transfer shares of Common Stock held by them, provided that such transaction shall not be with a party by or on behalf of which a Competing Transaction has been proposed.

The foregoing description of the IVAX Voting Agreement is qualified in its entirety by reference to the IVAX Voting Agreement, a copy of which is attached hereto as Exhibit 10.2 and incorporated by reference herein.

         In addition, the Issuer and Robert E. Martini have entered into a similar Voting Agreement, dated as of November 10, 1996 (the "Bergen Brunswig Voting Agreement"), pursuant to which Mr. Martini, a shareholder owning approximately 5.3% of the outstanding shares of Bergen Brunswig Common Stock, has agreed (i) not to sell or transfer shares of Bergen Brunswig Common Stock held by him and (ii) to vote such shares in favor of the Merger and against any competing transaction for a one-year period after termination of the Merger Agreement, if the Merger Agreement is terminated for a cause pursuant to which the Issuer is entitled to payment of the $39 million termination fee referred to above. During such one-year period, Mr. Martini has the right to sell or transfer shares of Bergen Brunswig Common Stock held by him, provided that such transaction shall not be with a party by or on behalf of which a Competing Transaction has been proposed.

         The foregoing description of the Bergen Brunswig Voting Agreement is qualified in its entirety by reference to the Bergen Brunswig Voting Agreement, a copy of which is attached hereto as Exhibit 10.4 and incorporated by reference herein.

         If the Merger is consummated as planned, the Common Stock and the Bergen Brunswig Common Stock will be deregistered under the Exchange Act and cease to be listed on the American Stock Exchange and the New York Stock Exchange, respectively. The Merger is conditioned on BBI Common Stock being authorized for listing on the New York Stock Exchange.

         Upon consummation of the Merger, (i) the officers of the Issuer and the Reporting Person shall continue to serve in their respective offices of their respective surviving corporations until their successors are elected or appointed and qualified or until their respective resignations or removals and
(ii) the directors of BBI-I Sub, Inc. and BBI-B Sub, Inc. shall serve as the directors of their respective surviving corporations until their successors are elected or appointed and qualified or until their respective resignations or removals.

         When the Merger is completed, Robert E. Martini, who is currently the Chairman and Chief Executive Officer of the Reporting Person, and Dr. Phillip Frost, who is currently the Chairman and Chief Executive Officer of the Issuer, will be Co-Chairmen of the Board of Directors of BBI for at least three years following consummation of the Merger. In addition, Donald R. Roden, who is the President, Chief Operating Officer and Chief Executive Officer-Elect of the Reporting Person, will be President and Chief Executive Officer of BBI and Neil F. Dimick, who is Executive Vice President and Chief Financial Officer of the Reporting Person, will be the Chief Financial Officer of BBI.

         The Board of Directors of BBI initially will consist of 17 members, eight chosen by the Reporting Person, eight chosen by the Issuer, plus the President and Chief Executive Officer of BBI. The Reporting Person and the Issuer will appoint at least three directors who will not be employees of either company or of BBI.

         The initial annualized dividend rate paid to BBI shareholders after completion of the Merger is intended to be $0.48 per share, subject to approval and declaration by the BBI Board of Directors. The annualized rate of $0.48 per share is equivalent to the historic dividend rate paid to shareholders of the Reporting Person. The payment of dividends by BBI in the future, however, will depend on business conditions, its financial position and earnings, and other factors.

         Other than as described above, the Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

         As a result of the IVAX Stock Option, the Reporting Person may be deemed to be the beneficial owner of 30,177,342 shares of Common Stock, which would represent approximately 19.9% of the shares of Common Stock outstanding after exercise of the IVAX Stock Option.

         In addition, under the IVAX Voting Agreement, the Reporting Person may be deemed to be the beneficial owner of 15,134,384 shares of Common Stock, which represents approximately 12.5% of the currently outstanding shares of Common Stock.

         Except as described herein, neither the Reporting Person nor any other person referred to in Schedule I attached hereto has acquired or disposed of any shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except for the Merger Agreement, the IVAX Stock Option Agreement and the IVAX Voting Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

         2    Agreement and Plan of Merger, dated as of November 10,
              1996, among BBI Healthcare Corporation, IVAX Corporation, Bergen Brunswig Corporation, BBI-I Sub, Inc. and BBI-B Sub, Inc.

     10.1 Stock Option Agreement, dated as of November 10, 1996, between IVAX Corporation and Bergen Brunswig Corporation

     10.2 Voting Agreement, dated as of November 10, 1996, among Bergen Brunswig Corporation, Frost-Nevada, Limited Partnership and Dr. Phillip Frost

     10.3 Stock Option Agreement, dated as of November 10, 1996, between Bergen Brunswig Corporation and IVAX Corporation

     10.4 Voting Agreement, dated as of November 10, 1996, between IVAX Corporation and Robert E. Martini

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 20, 1996                   BERGEN BRUNSWIG CORPORATION

                                    By /s/       Milan A. Sawdei
                                       -------------------------
                                         Name:   Milan A. Sawdei
                                         Title:  Executive Vice President,
                                                 Chief Legal Officer and
                                                 Secretary

                                   Schedule I


                  The name and present principal occupation of each of the executive officers and directors of Bergen Brunswig Corporation are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has as his or her business address 4000 Metropolitan Drive, Orange, California 92868. Further, for each of these persons, his or her principal occupation is the same as his or her position with Bergen Brunswig Corporation, unless otherwise indicated.


                                                                           Principal Occupation
Name                  Position with Bergen Brunswig Corporation            and Business Address
----                  -----------------------------------------            --------------------

Robert E. Martini     Chairman and Chief Executive Officer, Director

Donald R. Roden       President and Chief Operating
                      Officer, Chief Executive Officer - Elect, Director

Neil F. Dimick        Executive Vice President and
                      Chief Financial Officer, Director

Milan A. Sawdei       Executive Vice President, Chief
                      Legal Officer and Secretary

Linda M. Burkett      Executive Vice President and Chief
                      Information Officer

William J. Elliot     Executive Vice President

Brent R. Martini      Executive Vice President

Carol E. Scherman     Executive Vice President

Eric J. Schmitt       Vice President, Finance and
                      Treasurer

Charles J. Carpenter  Chief Procurement Officer

John Calasibetta      Senior Vice President, Director

                                       2

                                   Position with Bergen                    Principal Occupation
Name                               Brunswig Corporation                    and Business Address
----                               --------------------                    --------------------

Jose E. Blanco, Sr.                Director                                Chairman of the Board (Retired)
                                                                           J.M. Blanco, Inc.
                                                                           Lot 21, Diana Street
                                                                           Amelia Industrial Park
                                                                           Guaynabo, Puerto Rico  00965


Rodney H. Brady                    Director                                President and Chief Executive
                                                                           Officer
                                                                           Deseret Management
                                                                           Corporation
                                                                           60 E. South Temple
                                                                           Salt Lake City, Utah  84111



Dr. Charles C. Edwards             Director                                Healthcare Executive (Retired)
                                                                           Scripps Research Institution
                                                                           10666 N. Torrey Pine Road
                                                                           La Jolla, California  92037


George R. Liddle                   Director                                Investment Advisor
                                                                           595 Oakfield Lane
                                                                           Menlo Park, California  94025


James R. Mellor                    Director                                Chairman and Chief Executive
                                                                           Officer
                                                                           General Dynamics Corporation
                                                                           3190 Fairview Park Drive
                                                                           Falls Church, Virginia  22042


George E. Reinhardt,               Director                                Finance Executive (Retired)
Jr.                                                                        1709 Dalton Road
                                                                           Palos Verdes Estates
                                                                           Palos Verdes Beach, California
                                                                           90274


Francis G. Rodgers                 Director                                Author and Lecturer
                                                                           159 Pear Tree Point Road
                                                                           Darien, Connecticut  06820


Charles J. Lee                     Director                                Investment Banker (Retired)
                                                                           400 Selby Lane
                                                                           Atherton, California  94025
